SIMPSON THACHER & BARTLETT LLP

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(202) 636-5500

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(202) 636-5804	jbonnie@stblaw.com

September 4, 2014

VIA EDGAR

Re:	Acceleration Request for PJT Partners Inc.

Registration Statement on Form 10

File No. 001-36869

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Christian Windsor, Esq.

Ladies and Gentlemen:

For the purpose of registering under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shares of Class A common stock, par value $0.01 per share, of PJT Partners Inc., a Delaware corporation (the “Company”), we are enclosing the Company’s acceleration request relating to the above-referenced Registration Statement pursuant to Rule 12d1-2 under the Exchange Act.

As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective on September 9, 2015, or as soon thereafter as practicable.

We thank you for your assistance in this matter. Please do not hesitate to call me at (202) 636-5804 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Joshua Ford Bonnie
Joshua Ford Bonnie